Exhibit 99.1

Karooooo Limited (owner of Cartrack Holdings) Announces Fourth Quarter and Full Year 2021 Results

Fourth Quarter Revenue Increased 21% to ZAR616 million

Fourth Quarter net subscriber additions of 59,911, up 59%

SINGAPORE (May 06, 2021) - Karooooo Ltd. (“Karooooo”), that owns 100% of Cartrack Holdings (“Cartrack”), as of April 21, 2021 today reported financial results for the fourth quarter and full year ended February 28, 2021.

“We are committed to our mission, to build the leading mobility SaaS platform that maximizes the value of data, which drove our strong fourth quarter and full year 2021 result. This result was supported by our continuous innovation, adaptability and resilience during a challenging pandemic.” said Zak Calisto, founder and CEO of Karooooo and Cartrack. “Our robust subscription-based business model, combined with a strategic broad industry approach, low customer and industry concentration risk with strategic and prudent capital allocation allowed us to add 59,911 net new subscribers in the fourth quarter (59% higher than in the fourth quarter of 2020), growing revenues and earnings in this unprecedented economic environment. Looking ahead we remain focused on achieving scale, investing in our digital platform and expanding within our geographies. Our NASDAQ IPO is a stepping stone in this journey - we feel like a start-up and are excited about the future.”

Important note: At year end, February 28, 2021, the period end reported on in this announcement, Karooooo was a privately owned company fully owned by Zak Calisto (founder and CEO of Cartrack) and Cartrack was listed as a public company on the Johannesburg Stock Exchange (JSE). Karooooo was a non-operating entity, with its only asset being 68.1% of Cartrack owning 203,328,943 of Cartrack’s 298,766,000 shares in issue. Karooooo listed on the NASDAQ on April 1, 2021 and currently has 21,540,394 shares in issue of which 20,332,894 are founder held shares. By April 21, 2021 Karooooo had bought out all of the minority shareholders of Cartrack and had delisted Cartrack from the JSE. Karooooo concluded an inward secondary listing on the JSE on this date (April 21, 2021) and issued a further 9,410,712 shares to eligible Cartrack shareholders. 99% of all minority shareholders bought out by Karooooo opted to reinvest the proceeds of the sale of their Cartrack shares into Karooooo. Transaction costs related to this corporate action and IPO are estimated at ZAR77 million.

Full Year 2021 results for Cartrack as listed on the JSE at year end, February 28, 2021:

SCALE

•	Strong net subscriber additions of 179,485 despite pandemic, up 8% (FY 2020: 165,717)

•	1,306,000 subscribers in total, up 16% (FY 2020: 1,126,515)

•	Strong momentum in the number of net subscriber additions in the last two quarters of FY 2021

o	Q1 FY 2021: 7,032 down 76% (Q1 FY 2020: 29,275)

o	Q2 FY 2021: 41,626 down 15% (Q2 FY 2020: 48,897)

o	Q3 FY 2021: 70,916 up 42% (Q3 FY 2020: 49,775)

o	Q4 FY 2021: 59,911 up 59% (Q4 FY 2020:37,770)

GROWTH

•	Total revenue increased 18% to ZAR 2,291 million (FY 2020: ZAR1,942 million)

•	Subscription revenue increased 17% to ZAR 2,209 million (FY 2020: ZAR1,888 million)

•	High revenue visibility with subscription revenue being 96% of total revenue (FY 2020: 97%)

EARNINGS

•	Net Income increased 19% to ZAR542 million (FY 2020: ZAR456 million)

•	For illustrative purposes Earnings per share of Cartrack increased 20% to ZAR17.86 (FY 2020: ZAR14.83) given the reinvestment offer ratio where 10 Cartrack shares is equivalent to 1 Karooooo share

•	Adjusted EBITDA increased 20% to ZAR1,128 million (FY 2020: ZAR937 million)

•	EBITDA margin of 49% (FY 2020: 48%)

As noted, Karooooo is a non-operating entity, owning the operating entity Cartrack. The difference between Cartrack’s results reported above and the results of Karooooo below relates only to the corporate expenses and withholding taxes of Karooooo and the IPO costs expensed in full year 2021. The corporate expenses of Karooooo include bank charges, custody fees, legal and professional fees, loan arrangement fees and exchange differences.

Karooooo Fourth Quarter 2021 Highlights:

(All comparisons relative to the Fourth Quarter 2020)

SCALE

•	Strong net subscriber additions of 59,911, up 59% (Q4 2020: 37,770)

GROWTH

•	Total revenue increased 21% to ZAR616 million (Q4 2020: ZAR511 million)

•	Subscription revenue increased 14% to ZAR574 million (Q4 2020: ZAR503 million)

EARNINGS

•	Adjusted Net Income increased 12% to ZAR128 million (Q4 2020: ZAR114 million)

•	Adjusted Earnings per share increased 12% to ZAR4.17 (Q4 2020: ZAR3.73)

•	For illustrative purposes Earnings per share of Cartrack increased 19% to ZAR4.48 (FY 2020: ZAR3.78) given the reinvestment offer ratio where 10 Cartrack shares is equivalent to 1 Karooooo share

•	Adjusted EBITDA increased 15% to ZAR269 million (Q4 2020: ZAR234 million)

Karooooo Full Year 2021 Highlights:

(All comparisons relative to the Full Year 2020)

SCALE

•	Strong net subscriber additions of 179,485 despite pandemic, up 8% (FY 2020: 165,717)

•	1,306,000 subscribers in total, up 16% (FY 2020: 1,126,515)

•	Strong momentum in the number of net subscriber additions in the last two quarters of FY 2021

o	Q1 FY 2021: 7,032 down 76% (Q1 FY 2020: 29,275)

o	Q2 FY 2021: 41,626 down 15% (Q2 FY 2020: 48,897)

o	Q3 FY 2021: 70,916 up 42% (Q3 FY 2020: 49,775)

o	Q4 FY 2021: 59,911 up 59% (Q4 FY 2020:37,770)

GROWTH

•	Total revenue increased 18% to ZAR2,291 million (FY 2020: ZAR1,942 million)

•	Subscription revenue increased 17% to ZAR2,209 million (FY 2020: ZAR1,888 million)

•	High revenue visibility with subscription revenue being 96% of total revenue (FY 2020: 97%)

EARNINGS

•	Adjusted Net Income increased 18% to ZAR523 million (FY 2020: ZAR444 million)

•	Adjusted EBITDA increased 21% to ZAR1,125 million (FY 2020: ZAR927 million)

•	Adjusted EBITDA margin of 49% (FY 2020: 48%)

Prior to Karooooo’s NASDAQ IPO in April this year, Cartrack was listed as a public company on the Johannesburg Stock Exchange since 2014, delivering a consistent strong historical growth trajectory during this time. Cartrack achieved compound annual growth in its subscriber base of 21% per year for the five years to February 28, 2020.

“Our NASDAQ listing is the next step in our journey of growth and we are pleased to report strong results for our 2021 financial year despite the operating restrictions caused by COVID-19. This listing enhances our exposure to international investment funds with investment strategies focused on the growth prospects of technology and software businesses. It also increases access to the deep and mature US equity capital markets. At the same time, we want to provide South African investors, many long-standing supportive shareholders of Cartrack, the opportunity to remain invested in the business and its growth prospects, thus the reinvestment offer concluded by an inward secondary listing on the Johannesburg Stock Exchange on April 21, 2021.” said Zak Calisto.

Although COVID-19 subdued the company’s performance specifically during the first two quarters of full year 2021, its subscriber base still grew by 16% for the year. A strong recovery is evident for the last two quarters of the financial year with 130,827 net subscribers added in the second half (compared to 48,658 in the first half of 2021). This equates to an annualized net subscriber growth rate of 23% for the last two quarters of 2021, performance which is higher than the company’s average growth rates prior to COVID-19.

Commenting on this result Calisto said, “We continue to experience an increase in demand for our Software-as-a-Service “SaaS” platform, as our customers similarly continue to derive intelligent and materially valuable solutions for their day-to-day challenges, giving them an edge on their competitors. Sales and collections improved significantly in the last two quarters of the year, during which we added the highest number of net new subscribers over a six-month period in our history.”

Karooooo’s NASDAQ listing raised USD33,810,000 gross cash proceeds for general corporate purposes including the growth and expansion of Cartrack, such as research and development. The costs of IPO expensed in the fourth quarter of full year 2021 were ZAR26 million. It is estimated that a further ZAR12 million will be expensed and the remainder will be set-off against share capital in the first quarter of full year 2022.

“We continue to enhance and optimize the Cartrack platform for the evolving future of mobility and see tremendous runway to drive long-term growth in this massive market where the vehicle population continues to grow and there is an increasing demand for digitalization,” concluded Calisto.

Fourth Quarter 2021

Subscription Revenues

Subscription revenue increased 14% to ZAR574 million compared to the fourth quarter of 2020 driven by the increase in subscribers. Following muted subscriber growth in the first half of the year, due to COVID-19 imposed operating restrictions, the strong recovery in the third quarter continued into the last quarter of the year with the number of subscribers up 16% to 1,306,000 compared to the fourth quarter of 2020. This growth can partially be attributed to a trend of customers seeking digitalized software solutions to solve their problems being higher operating costs, unproductive use of resources, fragmented and inefficient workflows and the need for enhanced safety, risk management and eco compliance.

Total Revenue

Total revenue increased 21% to ZAR616 million. The sale of telematics devices to a large enterprise customer opting for a non-bundled contract resulted in a higher-than-normal increase in non-subscription-based revenue. The group remains focused on bundled sales.

Expected Credit Losses on Financial Assets

Expected credit losses on financial assets consist of bad debts expensed, the movement on the expected credit loss provision and any bad debts recovered. Expected credit losses as a percentage of revenue increased to 4.0% for the fourth quarter of 2021 compared to 2.9% in the fourth quarter of 2020, primarily due to payment default from commercial clients due to the pandemic.

Operating Expenses

The group’s business model is fully vertically integrated in the design, development, production, support and distribution unlike many of its competitors. Its growing R&D center in Singapore is positioned to ensure our continued access to world-class talent.

As planned, operating expenses increased 24% to ZAR225 million compared to the fourth quarter of 2020 in preparation for future growth. Management took an active decision to increase the pace at which it invests for growth during the third quarter of full year 2021. A significant recruitment drive focused mainly on sales, customer experience and R&D commenced in the latter half of full year 2021. The group added 440 employees in the last two quarters of the year (Q3: 222 and Q4: 218) compared to an increase of 15 employees in total during the first two quarters of the year.

On an annual basis, Karooooo’s number of employees at the end of full year 2021 was 18% higher, at 2,999 employees, compared to the number of employees at the end of full year 2020. A significant increase compared to the 6% increase in the number of employees at the end of full year 2020 when compared to the end of full year 2019.

Sales and marketing costs as a percentage of subscription revenue increased marginally to 11% during the quarter and now includes the direct costs for provision of motor vehicles to sales staff which was previously included in general and administration costs. This compares to 9% presented for the fourth quarter of 2020 which does not include the direct costs for provision of motor vehicles to sales staff. If included, the fourth quarter 2020 comparative would have been 10%.

R&D costs increased to 5% of subscription revenue and now includes the amortization of capitalized R&D which was previously included in general and administration costs. This compares to 2% presented for the fourth quarter of 2020 which does not include the amortization of capitalized R&D. If included, the fourth quarter 2020 comparative would have been 3%.

General and administration costs decreased to 23% of subscription revenue and now excludes the amortization of capitalized R&D and the direct costs for provision of motor vehicles to sales staff which was previously included and is presented at 25% for the fourth quarter of 2020. If excluded, the fourth quarter 2020 comparative would have been 24%.

Adjusted Net Income and Adjusted Earnings per Share

Adjusted Net Income, a non-IFRS measure, for the fourth quarter of 2021 was ZAR128 million, 12% higher compared the fourth quarter of 2020. The ZAR26 million difference between Adjusted Net income and Net Income relates to the once-off IPO costs.

Similarly Adjusted earnings per share, a non-IFRS measure, increased 12% to ZAR4.17 in the fourth quarter of 2020 compared to ZAR3.73 in the fourth quarter of 2020. The difference between adjusted earnings per share and earnings per share relates to the impact of once-off IPO costs of ZAR26 million expensed in the fourth quarter of 2021.

Cartrack’s earnings per share increased 19% to 44.8 cents for the fourth quarter of 2021, a larger increase than the earnings per share in Karooooo due to non-operating expenses and IPO costs of Karooooo. In terms of the reinvestment offer, investors who elected to remain invested in Cartrack received 1 Karooooo share for every 10 Cartrack shares owned on the JSE prior to the finalization of the reinvestment offer. Thus, on an illustrative basis, earnings per share attributable to the ten Cartrack shares would have been ZAR4.48, compared to ZAR3.78 in the fourth quarter of 2020.

Adjusted EBITDA Margin

Adjusted EBITDA, a non IFRS measure, increased 15% to ZAR269 million. Adjusted EBITDA margin, a non IFRS measure, was 44%, compared to 46% in 2020.

The Year Ended February 28, 2021

Subscription Revenues

Subscription revenue increased to ZAR2,209 million, organic growth of 17% driven by the increase in number of subscribers.

The number of subscribers grew 16% to 1,306,000 compared to full year 2020. Although the COVID-19 pandemic subdued subscriber growth during the first two quarters of full year 2021 a strong recovery was evident for the last two quarters of the financial year with 130,827 net subscribers added in the second half (compared to 48,658 in the first half of 2021).

Karooooo’s Annualized Recurring Revenue (ARR) at February 28, 2021 was estimated at ZAR2,377 million (USD163 million, applying an exchange rate of 14.6250 ZAR:USD as of February 28,2021).

Total Revenue

Total revenue increased 18% to ZAR2,291 million driven by the growth in subscription revenue, which accounts for 96% of total revenue.

Expected Credit Losses on Financial Assets

Expected credit losses as a percentage of revenue increased to 3.5% for full year 2021 compared to 2.8% in full year 2020, primarily due to payment default from commercial clients due to the pandemic.

Operating Expenses

Operating expenses increased 19% to ZAR815 million as the group prepared for anticipated growth. Increased investment occurred primarily in the latter part of quarter three and quarter four executing on its strategic decision to invest in talent in pursuit of focused growth. This trend is expected to continue as the company remains focused on investing for anticipated future growth.

Sales and marketing costs as a percentage of subscription revenue increased to 11% during the year and now includes the direct costs for provision of motor vehicles to sales staff which was previously included in general and administration costs. This compares to 9% presented for full year 2020 which does not include the direct costs for provision of motor vehicles to sales staff. If included, the full year 2020 comparative would have been 10%.

R&D costs increased to 5% of subscription revenue and now includes the amortization of capitalized R&D which was previously included in general and administration costs. This compares to 2% presented for full year 2020 which does not include the amortization of capitalized R&D. If included, the full year 2020 comparative would have been 3%.

General and administration costs decreased to 22% of subscription revenue and now excludes the amortization of capitalized R&D and the direct costs for provision of motor vehicles to sales staff which was previously included and is presented at 24% for full year 2020. If excluded, the full year 2020 comparative would have been 23%.

Adjusted Net Income and Adjusted Earnings per Share

Adjusted Net Income, a non-IFRS measure, increased 18% to ZAR523 million. After expensing IPO costs of ZAR26 million, Net Income increased 12% to ZAR497 million with ZAR318 million being attributable to Karooooo’s 68.1% holding in Cartrack at the financial year end, February 28, 2021.

The group’s Adjusted earnings per share, a non-IFRS measure, increased 19% to ZAR16.91 compared to ZAR14.26 in full year 2020. The effective tax rate increased marginally to 28.5% for full year 2021 (FY 2020: 28.1%).

For the benefit of historical Cartrack shareholders and comparability to prior periods, it is useful to note that Cartrack’s earnings per share increased 20% to ZAR1.79 per share for full year 2021, a larger increase than the earnings per share in Karooooo due to non-operating expenses of Karooooo and IPO costs. In terms of the reinvestment offer, investors who elected to remain invested in Cartrack received 1 Karooooo share for every 10 Cartrack shares owned on the JSE prior to the finalization of the reinvestment offer. Thus, on an illustrative basis, earnings per share attributable to the 10 Cartrack shares would have been ZAR17.86.

Adjusted EBITDA Margin

Adjusted EBITDA, a non IFRS measure, increased 21% to ZAR1,125 million in 2021. Adjusted EBITDA margin, a non IFRS measure, improved to 49% compared to 48% in full year 2020.

Unit Economics

Karooooo’s low cost of subscriber acquisition and cost of servicing subscribers coupled with a consistent Average Revenue per Subscriber (ARPU) differentiates it from others in the industry and is an important indicator of its ability to achieve sustainable subscriber growth and maintain margins while continuing to offer compelling pricing to subscribers. These key competitive advantages continue to support the group’s growth trajectory.

ARPU

ARPU measures the monetization of Karooooo’s platform and is an indicator of pricing efficiency, competitiveness and market positioning. It is calculated on a quarterly basis by dividing the cumulative subscription revenue for the quarter by the average of the opening subscriber balance at the beginning of the quarter and closing subscriber balance at the end of the quarter. On an annual basis ARPU is calculated as the average of the four quarterly ARPUs in that year. The group’s ARPU has been fairly consistent since inception more than 15 years ago. Management believes that ARPU of approximately ZAR150 provides attractive margins and sustainable growth in most countries.

The group achieved an ARPU of ZAR154 in full year 2021, marginally higher than ZAR151 in full year 2020. On a quarterly basis, ARPU was ZAR150 in the fourth quarter of 2021 largely due to the strong surge in the pandemic in Africa (excluding South Africa) during this quarter. The effects of the pandemic in this region lagged that of other regions with it most significantly impacted in quarter four by the discounts allowed to loyal customers which were severely affected by the pandemic.

Low Cost of Acquiring a Subscriber

The cost of subscriber acquisition includes the cost of the telematics device, the cost of installation, together with any related labor costs for our automotive technicians and the cost of the direct sales commission. Karooooo’s low cost of subscriber acquisition benefits from its vertically integrated business model, which allows it to control costs, improve efficiencies and be in direct contact with customers instead of relying on third parties.

The cost of subscriber acquisition for full year 2021 was ZAR1,433 per subscriber compared to ZAR1,488 per subscriber for full year 2020, a 4% improvement on the prior period due to the lower relative cost of our next-generation telematics devices and the increased efficiency of our sales team.

Low Cost of Servicing a Subscriber

Similarly, Karooooo’s low cost of servicing a subscriber is driven by its vertically integrated business model, prudent cost control and the efficiency created by its proprietary business systems. The average cost of servicing a subscriber per month for full year 2021 was ZAR58 per subscriber improving by 5%, compared to ZAR61 per subscriber for the full year 2020. This result was achieved through internal efficiencies and greater operational scale but also benefited from a reduction in expansion costs as a result of our inability to deploy additional capital

(mainly in the first half of the year) due to the constraints imposed by pandemic. As the group invests into increased distribution and support networks ahead of anticipated subscriber growth the cost of servicing a subscriber is expected to increase.

Balance Sheet and Liquidity

Karooooo has a robust balance sheet with ample capacity to fund organic growth and remains disciplined in its approach to capital allocation and cash management. This is particularly important in a high-growth phase with accelerated investment in customer acquisition. Prudent capital management is monitored and managed on an ongoing basis.

The group has certain telematic data collection equipment designated for installation in client vehicles which were accounted for as inventory. During the current year, the group revised the classification of the telematic data collection equipment to property, plant and equipment, since they represent tangible items that are held for use in the supply of services, and are expected to be used for more than one period.

The company’s cash position was bolstered subsequent to year end on its NASDAQ listing on April 1, 2021 raising USD33,810,000 gross cash proceeds for general corporate purposes including the growth and expansion of Cartrack, such as research and development. Further, Karooooo purchased all the minority Cartrack shares for ZAR4,018 million including Security Transfer Tax and raised ZAR3,952 million on the issuance of Karooooo JSE shares (“KRO”).

The group has a ZAR925 million unutilized bank facility with The Standard Bank of South Africa Limited should it be required for strategic growth initiatives.

Capital is continuously being deployed efficiently across Karooooo’s business evidenced by the company’s high return on equity of 40% (FY 2020: 44%) and return on assets of 21% (FY 2020: 27%). Karooooo‘s robust business model continues to deliver very attractive returns on capital employed for shareholders.

Cash Flow

Karooooo’s highly cash generative business model resulted in cash generated from operations of ZAR931 million compared to ZAR901 million reported for full year 2020. If taking into account the change in classification of telematic data collection equipment to property, plant and equipment, from Inventory, the cash generated from operations for full year 2021 increases 10% to ZAR931 million (FY 2020: ZAR846 million, including impact of aforementioned change in classification).

The group generated free cash flow, a non-IFRS measure, of ZAR453 million for full year 2021 compared to ZAR513 million for full year 2020. The slight reduction in free cash flow relates to strategic management action taken to increase the holding of telematic devices as to avoid potential component supply shortages. Ahead of the anticipated growth outlook, management remains focused on prudently optimizing PPE levels so that distribution and production lead times can be met. The group’s inventory of uninstalled telematics devices, included in Property, Plant and Equipment on the balance sheet increased 45% to ZAR221 million (an increase of ZAR69 million) at the end of full year 2021.

The group paid dividend of ZAR418 million (FY 2020: ZAR92 million) during full year 2021 prior to listing on the NASDAQ.

Notwithstanding the significant and continuing investment in research, operations and distribution Karooooo remains highly cash generative with a strong cash flow forecast for the foreseeable future.

Outlook

Karoooo has a history of consistent organic growth, scalability, strong earnings and financial discipline. The company is highly cash generative with most of its revenues recurring in nature and it operates with high operating and EBITDA margins.

Operating in a growing and materially underpenetrated global automotive market coupled with a growing vehicle population and the trend of customers seeking digitalized software solutions to address higher operating costs, unproductive use of resources and inefficient workflows, Karooooo remains well positioned for growth. The group offers a key “must have” service to its customers, driving efficiency through a powerful and differentiated digital platform that is feature-rich and vertically integrated.

Karooooo has multiple levers for expansion and continues to enhance and optimize the Cartrack platform for the evolving future of mobility to drive sustained profitable growth, supported and enhanced by its unleveraged balance sheet and strong cash position.

As a result of the numerous uncertainties associated with the ongoing impact of COVID-19, it is extremely difficult to provide guidance with any degree of certainty. However, Karooooo currently expects the group to continue growing within the following ranges for full year 2022 compared to full year 2021:

•	Number of subscribers 1,500,000 and 1,600,000

•	Subscription revenue between ZAR2.5 billion and ZAR 2.7 billion

•	Adjusted EBITDA margin between 45% and 50%

Actual results may differ materially from Karooooo’s Financial Outlook as a result of the pandemic, among other factors described under “Forward-Looking Statements” below.

Segment Overview for Full Year 2020

South Africa

Subscription revenue earned in South Africa remains the main contributor to the group’s total subscription revenue accounting for 73% thereof in 2021. South Africa delivered good subscription revenue growth of 17% to ZAR1,622 million despite the operational restrictions imposed by the pandemic, most severely in quarter one and quarter two. South Africa achieved net subscriber additions of 145,015 in 2021, compared to 123,181 in full year 2020. At the end of the year, South Africa had 1,013,751 subscribers, up 17% compared to full year 2020.

Adjusted EBITDA in South Africa increased 20% to ZAR894 million. Adjusted EBITDA margin remained stable at 53%.

Asia Pacific, Middle East and United States

Asia Pacific is the second largest revenue contributor and presents the greatest potential in the medium to long term as markets remain considerably underpenetrated due to fragmented market participants delivering entry-level offerings.

Subscription revenue increased 22% to ZAR279 million and the number of net subscribers increased 20% to 118,936, both growing much slower than anticipated prior to the pandemic, with this region affected throughout all four quarters of full year 2021. The national lockdown resulted in a number of new managerial and senior operational staff destined for deployment into our Asian territories being stranded in Singapore, unable to effectively drive the high growth plans on the ground in those territories. Had it not been for this unexpected situation, the company believes that significantly higher growth could have been achieved. Subscription revenue was also impacted by the discounts allowed to loyal customers which were severely affected by the pandemic. Adjusted EBITDA increased 38% to ZAR92 million.

Cartrack’s investment in the United States continues to yield many key insights that have positively contributed to the Group and remains strategic in nature.

Europe

The European segment’s growth was also limited by operational restrictions and national lockdowns in various European countries, most severely in the first quarter and fourth quarter of full year 2020. It delivered subscription revenue growth of 27% to ZAR215 million, partially supported by net subscriber growth of 12% and also benefiting from Euro currency strength in the first half of the year. Karooooo’s expansion strategy into the rest of Europe remains valid, with the number of subscribers in this segment surpassing 100,000 in full year 2021 as customers look to Cartrack’s proprietary digitalized software solutions to increase productivity and reduce operational costs. Adjusted EBITDA increased 27% to ZAR104 million.

Africa (excluding South Africa)

This segment remains a positive cash generator and is strategic to Karooooo’s operations in Southern Africa. Despite the subscriber base in Africa growing by 3%, subscription revenue decreased by 12% to ZAR94 million compared to full year 2020. The effects of the pandemic in this region lagged that of other regions with it impacted most significantly in quarter four by the discounts allowed to loyal customers which were severely affected by the pandemic. Adjusted EBITDA decreased 8% to ZAR39 million.

Events subsequent to the year ended February, 28 2021

Karooooo listed on the NASDAQ on April 1, 2021 and has raised USD33,810,000 gross cash for general corporate purposes including the growth and expansion of Cartrack, such as research and development. Karooooo issued 1,207,500 shares at an offer price of USD28.00 per share which is equivalent to the offer price made to Cartrack shareholders to participate in the reinvestment offer and thus enabled Karooooo to proceed with this initial public offering in order to meet the requirements to list on the NASDAQ. Currently there are 21,540,394 shares in issue on the NASDAQ (20,332,894 owned by Cartrack founder Zak Calisto and the remainder by public shareholders).

The reinvestment offer to Cartrack shareholders (see Cartrack SENS announcement of January 19, 2021) was finalized on April 16, 2021 with 99% of the eligible Cartrack shareholders opting to remain invested in Karooooo highlighting investor confidence in our leadership, business model and investment case. These shareholders received 1 Karooooo share for every 10 Cartrack shares held.

Karooooo, as listed on the NASDAQ and inward listed on the JSE on April 21, 2021, now owns 100% of Cartrack.

The listing comprises 30,951,106 Karooooo shares (21,540,394 of which are issued on the US shares register and 9,410,712 of which are issued on the SA share register) in the “Software” sector and sub-sector on the Main Board of the JSE. Of the 9,410,712 Karooooo shares on the SA share register, 5,774,312 are public shareholders constituting a 61% free float on the JSE. Of the 5,774,312 public shareholders holding Karooooo shares on the SA share register, non-South African resident shareholders (excluding US resident shareholders) are able to transfer their shares to the NASDAQ from May 31, 2021 onwards. US resident shareholders can do the same from October 18, 2021. This could increase the number of Karooooo shares in issue on the NASDAQ, which is expected to support future liquidity of the share trading on the NASDAQ. Currently, shareholders holding Karooooo shares listed on the NASDAQ are able to transfer their shareholdings to the JSE without any restrictions.

IPO costs incurred

Total expected IPO costs amount to ZAR77 million of which ZAR32 million is expensed and ZAR45 million will be set-off against share capital. The costs of the IPO expensed in the fourth quarter of full year 2021 were ZAR26 million. It is estimated that a further ZAR6 million will be expensed and the remainder will be set-off against share capital in the first quarter of full year 2022.

Taxes and Dividend Policy

Karooooo is headquartered and incorporated in Singapore where dividends are tax exempt.

Any future determination to pay cash dividends will be at the discretion of the board of directors and will depend on many factors, including general and economic conditions, financial condition and operating results, available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, including restrictive covenants contained in our financing agreements, the ability of the group’s subsidiaries to distribute funds to Karooooo and such other factors as the board of directors may deem relevant. The board may, by ordinary resolution, declare dividends at a general meeting of its shareholders, but no dividend shall be payable except out of our profits, and the amount of any such dividend shall not exceed the amount recommended by the board of directors. Subject to Karooooo’s constitution and in accordance with the Singapore Companies Act, the board of directors may, without the approval of shareholders, declare and pay interim dividends, but any final dividends the board declares must be approved by an ordinary resolution at a general meeting of shareholders.

Conference Call Information

Karooooo management will host a conference call and audio webcast at 8:00 a.m. (Eastern Daylight Time), 2:00 p.m. (South African Time) and 8:00 p.m. (Singaporean Time) on May 6, 2021 to discuss the Group’s financial results and current business outlook:

•	Webcast registration is available at https://edge.media-server.com/mmc/p/3b9qvbjj

•	To listen to the live conference call, please dial in country toll-free numbers

United States 1-844-760-0770; Singapore 800-616-2392; United Kingdom 0800-051-4241;

South Africa 0800-999-946 or international dial in number + 65 671-353-30

o	Conference call access code 947-8826,

•	The webcast of the call and the earnings release will be accessible on the Investors section of the Company’s website www.karooooo.com. A webcast replay will be available approximately two hours after the conclusion of the live event.

IFRS Accounting

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. The summary consolidated financial information presented has been derived from the consolidated financial statements of Karooooo.

About Karooooo

Karooooo, headquartered in Singapore, is the provider of a leading global mobility SaaS platform that maximizes the value of automotive and workflow data by providing real-time data analytics solutions for smart transportation to over 1.3m connected vehicles. The Cartrack (wholly owned by Karooooo) SaaS platform, provides customers with differentiated insights and data analytics to optimize their business and workforce, increase efficiency, decrease costs, improve safety, monitor environmental impact, assist with regulatory compliance and manage risk.  As of February 2021, there were over 75,000 commercial customers using the Cartrack platform. For more information, visit www.cartrack.com

Investor Relations Contact	Media Contact
IR@karooooo.com	media@karooooo.com
+27 84 512 5393

KAROOOOO LIMITED

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(UNAUDITED)

	QUARTER FOUR		FULL YEAR
	2021	2020	2021	2020
	(ZAR Thousands)

Revenue	615,741	510,570	2,290,543	1,941,893
Cost of sales	(206,276)	(151,510)	(670,523)	(574,770)
Gross profit	409,465	359,060	1,620,020	1,367,123
Other income	810	(472)	2,166	1,867
Expected credit losses on financial assets	(24,593)	(14,666)	(80,842)	(54,872)
Operating expenses	(225,095)	(181,380)	(814,782)	(683,196)
Sales and marketing	(64,849)	(44,055)	(238,110)	(177,870)
General and Administration	(130,523)	(125,877)	(476,534)	(460,402)
Research and development	(29,723)	(11,448)	(100,138)	(44,924)
Operating profit	160,587	162,542	726,562	630,922
Finance income	506	986	4,358	2,592
Finance costs	(4,469)	(2,593)	(9,302)	(16,831)
IPO costs	(25,570)	-	(25,570)	-
Net income before taxation	131,054	160,935	696,048	616,683
Taxation	(28,498)	(46,828)	(198,628)	(173,157)
Net income for the period	102,556	114,107	497,420	443,526

Net income attributable to:
Owners of the parent	59,308	75,846	318,183	289,882
Non-controlling interest	43,248	38,261	179,237	153,644
Net income for the period	102,556	114,107	497,420	443,526

Earnings per share
Basic and diluted earnings per share (ZAR)	2.92	3.73	15.65	14.26

Adjusted Earnings per share
Adjusted Basic and diluted adjusted earnings per share (ZAR)	4.17	3.73	16.91	14.26

KAROOOOO LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

	FULL YEAR
	2021	2020
	(ZAR Thousands)
ASSETS
Non-current assets
Goodwill	124,152	131,503
Intangible assets	59,339	40,739
Property, plant and equipment	1,137,192	854,506
Capitalized commission assets	201,075	144,549
Deferred tax assets	122,708	106,482
Loans to related parties	19,400	-
Total non-current assets	1,663,866	1,277,779
Current assets
Inventories	-	151,616
Trade and other receivables	324,170	251,747
Loans to related parties	-	11,013
Taxation	15,412	6,511
Cash and cash equivalents	987,357	146,591
Total current assets	1,326,939	567,478
Total assets	2,990,805	1,845,257
EQUITY AND LIABILITIES
Equity
Share capital	10	10
Foreign currency translation reserve	9,705	11,851
Retained earnings	877,070	835,978
Investment by owner	30,383	30,383
Equity attributable to equity holders of parent	917,168	878,222
Non-controlling interest	365,278	346,913
Total equity	1,282,446	1,225,135
Liabilities
Non-current liabilities
Term loans	10,468	17,815
Capitalized lease liabilities	60,283	54,148
Amounts received in advance	85,655	55,817
Deferred tax liabilities	117,686	85,392
Total non-current liabilities	274,092	213,172
Current liabilities
Term loans	5,462	5,154
Trade and other payables	283,756	170,972
Loans from related parties	890,103	8,362
Capitalized lease liabilities	38,401	44,849
Taxation	25,615	22,969
Provision for warranties	981	1,679
Amount received in advance	161,110	152,965
Bank overdraft	28,839	-
Total current liabilities	1,434,267	406,950
Total liabilities	1,708,359	620,122
Total equity and liabilities	2,990,805	1,845,257

KAROOOOO LIMITED

CONSOLIDATED STATEMENT OF CASH FLOW

(UNAUDITED)

	QUARTER FOUR		FULL YEAR
	2021	2020	2021	2020
	(ZAR Thousands)
Cash flows from operating activities
Cash generated from operations	287,044	348,869	1,122,211	1,054,554
Finance income received	506	986	4,358	2,592
Finance costs paid	(3,609)	(5,296)	(7,636)	(9,323)
Taxation paid	(67,129)	(49,827)	(187,887)	(146,599)
Net cash generated from operating activities	216,812	294,732	931,046	901,224
Cash flows from investing activities
Purchase of property, plant and equipment	(173,936)	(80,129)	(477,655)	(388,723)
Proceeds on disposal of property, plant and equipment	1,000	4,797	6,997	6,532
Investment in intangible assets	(11,927)	(14,164)	(45,630)	(34,245)
Advances of loans to related parties	(8,400)	(11,000)	(8,400)	(11,000)
Repayment of loans from related parties	-	-	14	-
Net cash utilized by investing activities	(193,263)	(100,496)	(524,674)	(427,436)
Cash flows from financing activities
Acquisitions of increase in control of subsidiary	-	-	(11,773)	-
Proceeds from related party loans	882,194	-	881,033	-
Proceeds from issuance of share capital	-	-	-	10
Repayment of term loans	(1,361)	(33,181)	(8,247)	(217,815)
Payments of capitalized lease liabilities	(11,352)	(30,478)	(52,339)	(58,417)
Dividends paid	(9,090)	(60,100)	(418,094)	(92,008)
Net cash (utilized by)/generated financing activities	860,391	(123,759)	390,580	(368,230)
Total cash movements for year	883,940	70,477	796,952	105,558
Cash and cash equivalents as at the beginning of the year	66,708	134,452	146,591	38,144
Translation differences on cash and cash equivalents	7,870	(2,948)	14,975	2,889
Total cash and cash equivalents at the end of the year	958,518	201,981	958,518	146,591

KAROOOOO LIMITED

SEGMENT INFORMATION

(UNAUDITED)

The following table sets forth the subscriber numbers by segment at the end of the periods presented

	FULL YEAR
	2021	2020

South Africa	1,013,751	868,736
Africa-Other	62,222	60,128
Europe	111,091	98,928
Asia-Pacific, Middle East and USA	118,936	98,723
Total by operating segment	1,306,000	1,126,515

The following table sets forth the segment revenue for the periods presented

	FULL YEAR
	2021	2020
	(ZAR Thousands)
South Africa	1,681,928	1,417,465
Africa-Other	105,895	115,974
Europe	219,866	173,266
Asia-Pacific, Middle East and USA	282,854	235,188
Total by operating segment	2,290,543	1,941,893

The following table sets forth the segment subscription revenue for the periods presented

	FULL YEAR
	2021	2020
	(ZAR Thousands)
South Africa	1,621,636	1,383,980
Africa-Other	93,752	106,977
Europe	214,459	168,314
Asia-Pacific, Middle East and USA	279,170	228,446
Total by operating segment	2,209,017	1,887,717

The following table sets forth the segment Adjusted EBITDA for the periods presented

	FULL YEAR
	2021	2020
	(ZAR Thousands)
South Africa	893,748	747,229
Africa-Other	38,787	42,098
Europe	103,684	81,782
Asia-Pacific, Middle East and USA	91,481	66,376
Total by operating segment	1,127,700	937,485

KAROOOOO LIMITED

RECONCILIATION OF ADJUSTED EBITDA

(UNAUDITED)

	QUARTER FOUR		FULL YEAR
	2021	2020	2021	2020
	(ZAR thousands)

Net income for the period	102,556	114,107	497,420	443,526
Less: Finance income	(506)	(986)	(4,358)	(2,592)
Add: Finance costs	4,469	2,593	9,302	16,831
Add: Taxation	28,498	46,828	198,628	173,157
Add: Depreciation and amortization	107,993	71,702	398,792	295,762
Add: IPO costs	25,570	-	25,570	-
Adjusted EBITDA	268,580	234,244	1,125,354	926,684
Add: Corporate (1)	2,043	197	2,346	10,801
Adjusted EBITDA excluding corporate expenses	270,623	234,441	1,127,700	937,485

(1)	We define Corporate as the corporate expenses of Karooooo which include bank charges, custody fees, legal and professional fees, loan arrangement fees and exchange losses.

KAROOOOO LIMITED

RECONCILIATION OF FREE CASH FLOW

 (UNAUDITED)

	QUARTER FOUR		FULL YEAR
	2021	2020	2021	2020
	(ZAR Thousands)

Net cash generated from operating activities	216,812	294,732	931,046	901,224
Less: purchase of property, plant and equipment	(173,936)	(80,129)	(477,655)	(388,723)
Free cash flow	42,876	214,603	453,391	512,501

KAROOOOO LIMITED

RECONCILIATION OF BASIC AND DILUTED EARNINGS AND ADJUSTED EARNINGS PER SHARE

(UNAUDITED)

	QUARTER FOUR		FULL YEAR
	2021	2020	2021	2020

Basic and diluted earnings per share
The calculation of basic and diluted earnings per share has been based on the net income attributable to ordinary shareholders and the weighted average number of ordinary shares in issue.
Basic and diluted earnings per share (ZAR)
Basic and diluted earnings per share (ZAR)	2.92	3.73	15.65	14.26
Weighted average number of ordinary shares in issue at period end (000’s)	20,333	20,333	20,333	20,333
	20,333	20,333	20,333	20,333
Basic earnings
Net income attributable to ordinary shareholders (ZAR 000's)	59,308	75,846	318,183	289,882

Net income attributable to ordinary shareholders (ZAR 000's)	59,308	75,846	318,183	289,882

Adjusted basic and diluted earnings per share
The calculation of adjusted basic and diluted earnings per share has been based on the adjusted net income attributable to ordinary shareholders and the weighted average number of ordinary shares in issue.
Adjusted basic and diluted earnings per share (ZAR)
Adjusted basic and diluted earnings per share (ZAR)	4.17	3.73	16.91	14.26
Weighted average number of ordinary shares in issue at period end (000’s)	20,333	20,333	20,333	20,333
	20,333	20,333	20,333	20,333
Reconciliation between basic earnings and adjusted earnings (ZAR 000's)
Basic earnings	59,308	75,846	318,183	289,882
Adjust for
IPO costs	25,570	-	25,570	-
Tax effect on above	-	-	-	-
Adjusted earnings attributable to ordinary shareholders (ZAR 000's)	84,878	75,846	343,753	289,882

KAROOOOO LIMITED

RECONCILIATION OF BASIC AND DILUTED HEADLINE AND ADJUSTED HEADLINE EARNINGS PER SHARE

(UNAUDITED)

	QUARTER FOUR		FULL YEAR
	2021	2020	2021	2020
Headline earnings per share
The calculation of headline earnings per share has been based on the net income attributable to ordinary shareholders computed in terms of SAICA circular 1/2019 and the weighted average number of ordinary shares in issue as determined above in basic earnings per share section.
Headline earnings per share (ZAR)
Basic and diluted headline earnings per share (ZAR)	2.90	3.75	15.61	14.23
Weighted average number of ordinary shares in issue at period end (000’s)	20,333	20,333	20,333	20,333
	20,333	20,333	20,333	20,333
Reconciliation between basic earnings and headline earnings (ZAR 000's)
Basic earnings	59,308	75,846	318,183	289,882
Adjust for
Profit / (loss) on disposal of property, plant and equipment	(445)	481	(1,191)	(755)
Tax effect on above	125	(135)	333	211
Headline earnings attributable to ordinary shareholders (ZAR 000's)	58,988	76,192	317,325	289,338

Adjusted headline earnings per share
The calculation of adjusted headline earnings per share has been based on the net income attributable to ordinary shareholders computed in terms of SAICA circular 1/2019 and the weighted average number of ordinary shares in issue as determined above in basic earnings per share section.
Adjusted headline earnings per share (ZAR)
Basic and diluted adjusted headline earnings per share (ZAR)	4.16	3.75	16.86	14.23
Weighted average number of ordinary shares in issue at period end (000’s)	20,333	20,333	20,333	20,333
	20,333	20,333	20,333	20,333
Reconciliation between adjusted basic earnings and adjusted headline earnings (ZAR 000's)
Adjusted basic earnings	84,878	75,846	343,753	289,882
Adjust for
Profit / (loss) on disposal of property, plant and equipment	(445)	481	(1,191)	(755)
Tax effect on above	125	(135)	333	211
Adjusted headline earnings attributable to ordinary shareholders (ZAR 000's)	84,558	76,192	342,895	289,338

Definitions

Adjusted Net Income

Net income defined by IFRS excluding the impact of once-off non-recurring operational expenses. IPO costs of ZAR26 million were expensed in full year 2021.

Adjusted Earnings per Share

Earnings per share defined by IFRS excluding the impact of once-off non-recurring operational expenses. IPO costs of ZAR26 million were expensed in full year 2021.

Adjusted EBITDA

We define Adjusted EBITDA as profit less finance income plus finance costs, taxation, depreciation and amortization and corporate expenses of Karooooo Ltd. relating to bank charges, custody fees, legal and professional fees, loan arrangement fees, certain withholding taxes, exchange losses and any corporate action/IPO costs. In addition to our results determined in accordance with IFRS, we believe Adjusted EBITDA, a non- IFRS measure, is useful in evaluating our operating performance. We use Adjusted EBITDA in our operational and financial decision-making and believe Adjusted EBITDA is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure profitability. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Investors are encouraged to review the related IFRS financial measure and the reconciliation of Adjusted EBITDA to profit, its most directly comparable IFRS financial measure, and not to rely on any single financial measure to evaluate our business. See “Summary Financial and Other Information” for a reconciliation of profit, the most directly comparable IFRS financial measure, to Adjusted EBITDA.

Adjusted EBITDA Margin

We define Adjusted EBITDA Margin as Adjusted EBITDA (above) divided by revenue. In addition to our results determined in accordance with IFRS, we believe Adjusted EBITDA Margin, a non- IFRS measure, is useful in evaluating our operating performance. We use Adjusted EBITDA Margin in our operational and financial decision-making and believe Adjusted EBITDA Margin is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure profitability. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS.

Annualized Recurring Revenue (ARR)

ARR is defined as the annual run-rate subscription revenue of subscription agreements from all customers at a point in time, calculated by taking the monthly subscription revenue for all customers during that month and multiplying by twelve.

Earnings per share

Basic earnings per share in accordance with IFRS.

Free Cash Flow

We define free cash flow as net cash generated from operating activities less purchases of property, plant and equipment. Free cash flow margin is calculated as free cash flow divided by revenue. In addition to our results determined in accordance with IFRS, we believe free cash flow and free cash flow margin, which are non-IFRS measures, are useful in evaluating our operating performance. We believe that free cash flow and free cash flow margin are useful indicators of liquidity and the ability of the company to turn revenues into free cash flow, respectively, that provide information to management and investors about the amount of cash generated from our operations that, after the investments in property and equipment and capitalized internal-use software, can be used for strategic initiatives, including investing in our business, and strengthening our financial position. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Investors are encouraged to review the related IFRS financial measure and the reconciliation of free cash flow and free cash flow margin to net cash generated operating activities and net cash generated from operating activities as a percentage of revenue, their most directly comparable IFRS financial measure, and not to rely on any single financial measure to evaluate our business. See “Summary Financial and Other Information” for a reconciliation of net cash generated from operating activities, the most directly comparable IFRS financial measure, to free cash flow.

Headline earnings per share (HEPS)

The inclusion of HEPS in this press release is a requirement of our listing on the JSE. Basic and diluted HEPS is calculated using net income which has been determined based on IFRS. Accordingly, this may differ to the headline earnings per share calculation of other companies listed on the JSE as these companies may report their financial results under a different financial reporting framework. Basic or diluted HEPS is calculated using IFRS net income adjusted for the (profit)/loss on sale of property, plant and equipment divided by the weighted average number of ordinary shares in issue. We have provided a reconciliation between our net income used to calculate basic and diluted earnings per share and headline earnings used to calculate HEPS and have included the weighted average number of shares in issue for the period.

Adjusted headline earnings per share

Calculated using adjusted net income defined above, adjusted for the (profit)/loss on sale of property, plant and equipment divided by the weighted average number of ordinary shares in issue.

Forward-Looking Statements

This press release (which includes any oral statements made in connection therewith, as applicable) includes “forward-looking statements.” Forward-looking statements are based on our beliefs and assumptions and on information currently available to us, and include, without limitation, statements regarding our business, financial condition, strategy, results of operations, certain of our plans, objectives, assumptions, expectations, prospects and beliefs and statements regarding other future events or prospects. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “seek,” “anticipate,” “estimate,” “predict,” “potential,” “assume,” “continue,” “may,” “will,” “should,” “could,” “shall,” “risk” or the negative of these terms or similar expressions that are predictions of or indicate future events and future trends.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us may differ materially from those made in or suggested by the forward-looking statements contained in this press release. In addition, even if our results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us are consistent with the forward-looking statements contained in this press release, those results or developments may not be indicative of results or developments in subsequent periods.

Important factors that could cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements are disclosed under the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections of the Registration Statement on Form F-1 filed on March 22, 2021.

You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this press release. We disclaim any duty to update and do not intend to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this press release.

Non-IFRS Financial Measures

This press release includes certain non-IFRS financial measures, including adjusted EBITDA, adjusted EBITDA margin, free cash flow and free cash flow margin. These non-IFRS financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative or superior to IFRS measures. You should be aware that our presentation of these measures may not be comparable to similarly-titled measures used by other companies. Please see the reconciliations included in this press release.